PROSPECTUS
                                                      Final Prospectus
                                                      Pursuant to Rule 424(b)(3)
                                                      File No. 333-60637
--------------------------------------------------------------------------------
                                   1,580,500 SHARES
                         CHILDREN'S BROADCASTING CORPORATION
                                     COMMON STOCK
--------------------------------------------------------------------------------

     Subject to the provisions of this paragraph, this Prospectus relates to 1,580,500 shares of Common Stock (the "Shares"), par value $0.02 per share (the "Common Stock"), of Children's Broadcasting Corporation (the "Company") that may be offered for sale for the account of certain shareholders of the Company as stated herein under the heading "Selling Shareholders." The Shares are issuable upon the conversion of Series B Convertible Preferred Stock ("this Series") and the exercise of warrants held by the Selling Shareholders. This Prospectus covers an indeterminate number of Shares which may be issued to certain of the Selling Shareholders based on factors beyond the control of the Company, such as the future market price of the Common Stock, which may affect the conversion price of shares of this Series. Accordingly, the actual number of Shares may be higher or lower than the number specified above. No period of time has been fixed within which the Shares may be offered or sold. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AAHS." On August 11, 1998, the average of the high and low sale prices of the Common
Stock on the Nasdaq National Market was $2.95 per share. Current market quotations are listed in THE WALL STREET JOURNAL and many other newspapers of general circulation.

     The Selling Shareholders have advised the Company that sales of the Shares by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. Sales may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Common Stock for whom such broker-dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act"), to describe any material arrangements for the sales of the Shares when such arrangements are entered into by any of the Selling Shareholders and any other broker-dealers that participate in the sale of the Shares.

     The Selling Shareholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by them on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any broker-dealer or other person and any Selling Shareholder.

     The Company will not receive any part of the proceeds of any sales of Shares pursuant to this Prospectus. Pursuant to the terms of registration rights granted to the Selling Shareholders, the Company will pay all the expenses of registering the Shares, except for selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Shareholders. In addition, such registration rights provide for certain other usual and customary terms, including indemnification by the Company of the Selling Shareholders against certain liabilities arising under the Securities Act.

     THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                                   ----------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------------


                  THE DATE OF THIS PROSPECTUS IS AUGUST 12, 1998

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company (File No. 0-21534) with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, filed on March 31, 1998, as amended by Form 10-KSB/A, filed on June 29, 1998.

     (b) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, filed on May 15, 1998, as amended by Form 10-QSB/A, filed on June 4, 1998.

     (c) The description of the Company's Common Stock contained in its Registration Statement on Form S-2 (No. 33-80721) filed on December 21, 1995, as amended by Amendment Nos. 1, 2, 3 and 4, filed on February 1, February 20, February 27 and February 28, 1996, respectively.

     (d) The Company's Current Report on Form 8-K filed on July 6, 1998, relating to (i) the Company's issuance of 606,061 shares of Series B Convertible Preferred Stock in a private transaction and (ii) the Company's acquisition of additional shares of common stock of Harmony Holdings, Inc.

     (e) The Company's Current Report on Form 8-K filed on June 5, 1998, relating to the Company obtaining an additional term note payable advance of $2.0 million from Foothill Capital Corporation.

     (f) The Company's Current Report on Form 8-K filed on May 7, 1998, relating to the Company signing a purchase agreement with Salem Communications Corporation for the sale of two of the Company's radio stations for $2.7 million.

     (g) The Company's Current Report on Form 8-K filed on April 22, 1998, relating to the Company signing a purchase agreement with Catholic Radio Network, LLC for the sale of ten of the Company's radio stations for $57.0 million.

     (h) The Company's Current Report on Form 8-K filed on February 20, 1998, relating to (i) the declaration of a dividend of one common share purchase right for each share of Common Stock outstanding as of February 27, 1998, (ii) the announcement that the Company has signed letters of intent to sell seven radio stations, and (iii) the election of a new board member.

     (i) The Company's Current Report on Form 8-K filed on January 28, 1998, relating to the announcement that Global Broadcasting Company, Inc. had not closed upon the purchase of the Company's radio stations within the time provided under the purchase agreement between the parties.

     (j) The Company's Current Report on Form 8-K filed on January 7, 1998, relating to the Company's shareholders approving the sale of all of the Company's owned and operated radio stations to Global Broadcasting Company, Inc. for $72.5 million in cash (subject to adjustment).

     (k) The Company's Definitive Schedule 14A (Proxy Statement) filed on July 8, 1998, relating to the Company's Annual Meeting of Shareholders scheduled for August 18, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents).
Written requests for such copies should be directed to the Company at 724 First Street North, Minneapolis, Minnesota 55401, Attention: Chief Financial Officer. Telephone requests may be directed to the office of the Chief Financial Officer of the Company at (612) 338-3300.

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                                  PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS," AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "LITIGATION REFORM ACT"), THAT INVOLVE RISKS AND UNCERTAINTIES. PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                     THE COMPANY

     Children's Broadcasting Corporation (the "Company") formerly broadcast children's radio programming, known as Aahs World Radio-SM*-, via satellite to markets representing approximately 40% of the United States population. The Company ceased broadcasting its Aahs World Radio programming format in January 1998 in anticipation of the sale of its radio stations to Global Broadcasting Company, Inc. ("Global") in a transaction approved by the Company's shareholders in January 1998. Global, however, failed to complete the purchase of the Company's radio stations. The Company subsequently pursued other transactions for the sale of its stations, resulting in the purchase agreements described below.

     The Company's growth strategy included the acquisition of AM radio broadcast licenses ("RBLs") in the top 15 United States markets. Pursuant to that strategy, the Company acquired RBLs which serve the New York City, Los Angeles, Chicago, Philadelphia, Detroit and Dallas/Fort Worth markets, including licenses in the top four markets and seven of the top ten markets in the United States.

     Prior to the discontinuation of broadcasting of Aahs World Radio, the primary sources of the Company's revenue had been from the sale of local advertising and air time and network revenue. It is the Company's intention to continue to operate the radio stations formerly broadcasting Aahs World Radio, spending the minimum required to preserve the value of their RBLs, until the sale of such stations is consummated as described below. The Company does not anticipate any significant revenue from the continued operation of such stations.

                               PROPOSED SALE OF ASSETS

     In April 1998, the Company signed a purchase agreement with Catholic Radio Network, LLC for the sale of ten of the Company's radio stations for $57.0 million (subject to adjustment). The Company has also signed purchase agreements with Salem Communications Corporation and 1090 Investments, L.L.C. for the sale of its three remaining radio stations for an aggregate of $4.7 million (subject to adjustment). The sale of assets is part of management's strategy to reposition the Company by selling its broadcasting assets and, using the net cash realized, to make one or more acquisitions in the television commercial production industry. As of this date, the Company has not identified any acquisition targets. Pending any such acquisition, the proceeds from the sale of assets will be invested in investment-grade, short-term, interest-bearing securities. The sale of assets is subject to customary closing conditions and shareholder and regulatory approvals.



-----------------
* The Company has applied for a service mark for Aahs World Radio.
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                                          4

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                             ONGOING CORPORATE OPERATIONS

     The Company has acquired a major ownership interest in Harmony Holdings, Inc. ("Harmony"), a company which engages primarily in the production of television commercials. Harmony operates through its three main operating subsidiaries: Harmony Pictures, Inc., Curious Pictures Corporation and The End, Inc. Harmony reported approximately $64.8 million in revenue for its 1997 fiscal year. The Company plays a significant role in the management of Harmony and has become a guarantor of Harmony's $5.0 million revolving line of credit. The Company may determine to increase its ownership position in Harmony should an opportunity exist at a price favorable to the Company.

     The Company intends, either directly or through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. As of the date of this Prospectus, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions. No assurance can be given that the Company will consummate future acquisitions or that any acquisitions, if consummated, will ultimately be advantageous or profitable for the Company.

                              THE ABC/DISNEY LITIGATION

     Prior to the cessation of broadcasting Aahs World Radio, the Company's core business strategy was to derive revenue from the sale of network advertising time to national advertisers and from local advertising sales from Company-owned or operated stations. The Company's strategy, in entering into an operations agreement with ABC Radio Networks, Inc. ("ABC Radio"), was to use the resources and reputation of ABC Radio to market Aahs World Radio, attract national advertising and further build the Company's network through affiliations. The Company also sought out and developed strategic relationships in order to enhance and reinforce its brand, and to allow the Company to explore business opportunities at minimal cost to it and without detracting from management's focus upon the Company's core business. In 1995, the Company developed such a relationship with ABC Radio, pursuant to which ABC Radio agreed, through representations and agreements, that ABC Radio would commit its affiliate development and national advertising sales staffs and other resources to assist and augment the Company's efforts to market the Aahs World Radio format to broadcasters and advertisers. Throughout the course of its relationship with ABC Radio, the Company disclosed significant confidential and proprietary business information to ABC Radio and The Walt Disney Company ("Disney") (collectively, "ABC/Disney"). In June 1996, ABC Radio announced to the Company that ABC Radio was terminating its relationship with the Company and that ABC Radio would join with Disney to immediately commence competing directly with the Company in the field of children's radio broadcasting. ABC/Disney thereupon rolled out its Radio Disney programming at several locations throughout the country.

     The Company filed a lawsuit in the fall of 1996 in the United States District Court for the District of Minnesota against ABC/Disney. The suit seeks injunctive relief and to recover substantial monetary damages based on alleged wrongful conduct by ABC/Disney, including acts and omissions of fraud, business interference, breach of contractual and fiduciary obligations and misappropriation of the Company's confidential and proprietary business information, trade secrets and business opportunities. In September 1997, ABC Radio asserted its own counterclaim for breach of contractual obligations, seeking to recover an unspecified amount of damages said only "to exceed $75,000.00" for an alleged failure by the Company to pay certain commissions and fees allegedly earned during the course of the parties' relationship. The Company has denied ABC Radio's counterclaim in all respects, and has moved to have the counterclaim dismissed as untimely. The ABC/Disney suit is scheduled for trial in August 1998. The Company intends to pursue to its conclusion the ABC/Disney litigation. This litigation has consumed, and will continue to consume, certain resources of the Company, including personnel costs and litigation costs.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  FOOTHILL FINANCING

     From its inception in 1995 until its termination by ABC/Disney in July 1996, the ABC/Disney relationship did not result in any significant national advertising sales or increase in the Company's network affiliate base. As a result, the Company's financial position deteriorated. To meet its working capital requirements and to facilitate acquisitions pursuant to its growth strategy, the Company entered into a credit agreement with Foothill Capital Corporation ("Foothill") in November 1996. The credit agreement, as amended, has provided the Company with working capital and funding for the acquisition of both RBLs and shares of common stock of Harmony, through loan facilities aggregating $26.0 million. The Company's indebtedness to Foothill is secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries. Upon consummation of the sale of assets, the Company intends to repay the Foothill indebtedness in full. If the sale of assets is not consummated, the Company's highly-leveraged position and the requirements for payments under the Foothill loan facilities may require it to liquidate all or a portion of its assets.

                                      GENERAL

     The Company was incorporated under the Minnesota Business Corporation Act on February 7, 1990. All references to the Company herein include its subsidiaries, unless otherwise noted. The Company's executive office is located at 724 First Street North, Minneapolis, Minnesota 55401, and its telephone number is (612) 338-3300.





--------------------------------------------------------------------------------

                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

     WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "ANTICIPATES" AND "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY "FORWARD-LOOKING STATEMENTS," AS DEFINED IN THE LITIGATION REFORM ACT. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

     STRATEGY TO SELL RADIO STATIONS; CESSATION OF AAHS WORLD RADIO-SM-; LIMITED REVENUES. In April 1998, the Company signed a purchase agreement with Catholic Radio Network, LLC for the sale of ten of the Company's radio stations for $57.0 million (subject to adjustment). The Company has also signed purchase agreements with Salem Communications Corporation and 1090 Investments, L.L.C. for the sale of its three remaining radio stations for an aggregate of $4.7 million (subject to adjustment). The Board of Directors has unanimously approved the sale of assets, subject to shareholder approval. The Company ceased broadcasting its Aahs World Radio programming format in January 1998 in anticipation of the sale of its radio stations to Global. Prior to the discontinuation of broadcasting of Aahs World Radio, the primary sources of the Company's revenue had been from the sale of local advertising and air time and network revenue. The cessation of such broadcasting has negatively impacted the Company's broadcast revenue. Any sale of stations will be subject to various contingencies, including regulatory approvals, shareholder approval and customary closing conditions. There can be no assurance that shareholder approval for the sale of assets will be obtained. If the Company is unable to consummate the sale of any of its stations and additional financing is not available, it will be forced to liquidate some or all of its assets, curtail its operations and suspend its expansion plans.

     LIQUIDITY; SUBSTANTIAL LEVERAGE. As of March 31, 1998, the Company's consolidated indebtedness approximated 95% of the sum of its shareholders' equity and consolidated indebtedness. The Company had working capital deficits of $28.4 million, $25.7 million and $5.5 million at March 31, 1998, December 31, 1997 and December 31, 1996, respectively. The Company entered into a credit agreement with Foothill in November 1996, most recently amended in May 1998, which has provided the Company with working capital and funding for the acquisition of both RBLs and shares of common stock of Harmony, through loan facilities aggregating $26.0 million. Such facilities mature on September 30, 2000. The Company's indebtedness to Foothill is secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries. Interest under the facilities is payable at the prime rate plus 5.75%. The credit agreement with Foothill contains a number of financial covenants which, among other things, require the Company to maintain specified financial ratios. Based on current interest rates, the debt service obligations associated with the credit agreement with Foothill necessitate payments of principal and interest of approximately $13.9 million in 1998.
In the event that the Company should default on its obligations under the credit agreement with Foothill, all or substantially all of its assets would be at risk. Pursuant to the May 1998 amendment to the credit agreement, the Company received a forbearance of all principal payments, totaling $6.5 million, and certain covenant requirements through September 30, 1998. However, there can be no assurance that the Company will be able to repay or refinance such indebtedness when due, or that the Company would be able to sell all or any portion of its assets or raise additional capital to make required payments on maturing indebtedness. An inability to make payments when due or to comply with covenants and restrictions associated with such indebtedness could give Foothill the right to foreclose on properties securing payment obligations, which would have a material adverse effect upon the Company.

     In addition, if Harmony defaults on its $5.0 million revolving line of credit, the Company may be forced to satisfy Harmony's obligations thereunder.

     EXPANSION INTO NEW BUSINESS. The Company intends, either directly or through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. This expansion is subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion into a new business enterprise. As of the date of this Prospectus, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions. No assurance can be given that the Company will consummate future acquisitions or that any acquisitions, if consummated, will ultimately be advantageous or profitable for the Company.

     ADDITIONAL FINANCING REQUIREMENTS. The Company will be unable to meet its debt service obligations with Foothill and unable to fund current operations without the proceeds from the sale of one or more of its radio stations. There can be no assurance that such proceeds will be available to the Company when required, or if available, that the amount of such proceeds would be acceptable or favorable to the Company. Additional financing could require the sale of equity securities, which could result in significant dilution to the Company's shareholders.

     POTENTIAL INABILITY TO REPAY EXISTING INDEBTEDNESS. The Company's ability to repay its outstanding indebtedness at maturity may be adversely affected without the proceeds from the sale of one or more of its radio stations or if the Company does not have access to capital markets for the sale of additional equity or debt through public offerings or private placements on terms reasonably satisfactory to the Company. Substantially all of the Company's assets have been pledged to secure the Company's indebtedness to Foothill. The failure of the Company to repay such indebtedness on a timely basis, or a default under its credit agreement with Foothill, could give rise to an acceleration of such indebtedness and, potentially, could result in the loss of the Company's assets.

     HISTORY OF OPERATING LOSSES. Since inception, the Company experienced substantial net losses as a result of its efforts to develop a national children's radio network. The Company has not generated positive cash flow sufficient to fund its ongoing operations and has had frequent working capital shortages. For the quarter ended March 31, 1998 and the two years ended December 31, 1997 and 1996, the Company incurred net losses of $3.7 million, $14.6 million and $9.9 million, respectively. Despite the discontinuation of broadcasting of Aahs World Radio, the Company expects to continue to incur operating losses throughout 1998. In connection with their audit reports on the Company's financial statements as of and for the years ended December 31, 1997 and 1996, BDO Seidman, LLP, the Company's independent auditors, expressed substantial doubt about the Company's ability to continue as a going concern because of its recurring losses, negative working capital and negative cash flow from operations. As of March 31, 1998, the Company had an accumulated deficit of $44.5 million and had used approximately $27.1 million of cash to fund its losses.

     ABC/DISNEY LITIGATION. Prior to the cessation of broadcasting of Aahs World Radio, the Company's core business strategy was to derive revenue from the sale of network advertising time to national advertisers and from local advertising sales from Company-owned or operated stations. The Company's strategy, in entering into an operations agreement with ABC Radio, was to use the resources and reputation of ABC Radio to market Aahs World Radio, attract national advertising and further build the Company's network through affiliations. The Company also sought out and developed strategic relationships in order to enhance and reinforce its brand, and to allow the Company to explore business opportunities at minimal cost to it and without detracting from management's focus upon the Company's core business. In 1995, the Company developed such a relationship with ABC Radio, pursuant to which ABC Radio agreed, through representations and agreements, that ABC Radio would commit its affiliate development and national advertising sales staffs and other resources to assist and augment the Company's efforts to market the Aahs World Radio format to broadcasters and advertisers. Throughout the course of its relationship with ABC Radio, the Company disclosed significant confidential and proprietary business information to ABC/Disney. In June 1996, ABC Radio announced to the Company that ABC Radio was terminating its relationship with the Company and that ABC Radio would join with Disney to immediately commence competing directly with the Company in the field of children's radio broadcasting. ABC/Disney thereupon rolled out its Radio Disney programming at several locations throughout the country.

     The Company filed a lawsuit in the fall of 1996 in the United States District Court for the District of Minnesota against ABC/Disney. The suit seeks injunctive relief and to recover substantial monetary damages based on alleged wrongful conduct by ABC/Disney, including acts and omissions of fraud, business interference, breach of contractual and fiduciary obligations and misappropriation of the Company's confidential and proprietary business information, trade secrets and business opportunities. In September 1997, ABC Radio asserted its own counterclaim for breach of contractual obligations, seeking to recover an unspecified amount of damages said only "to exceed $75,000.00" for an alleged failure by the Company to pay certain commissions and fees allegedly earned during the course of the parties' relationship. The Company denies ABC Radio's counterclaim in all respects, and has moved to have the counterclaim dismissed as untimely. The ABC/Disney suit is scheduled for trial in August 1998. The Company intends to pursue to its conclusion the ABC/Disney litigation. This litigation has consumed, and will continue to consume, certain resources of the Company, including personnel costs and litigation costs.

     VOLATILITY OF MARKET PRICE OF COMMON STOCK. The market price of the Company's Common Stock has been subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company, changes by financial research analysts in their estimates of the earnings of the Company, conditions in the economy in general or in the radio industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the radio industry. During 1997, the market price of the Company's Common Stock ranged from a high of $6.63 on January 13 and 14, 1997 to a low of $3.19 on April 7, 1997. During the first seven months of 1998, the market price of the Company's Common Stock ranged from a high of $4.31 on January 7, 1998 to a low of $2.81 on January 28, 1998. There can be no assurance that purchasers of the Company's Common Stock can sell such stock at or above the prices at which it was purchased.

     IMPACT OF SALE OF SHARES; SHARES ELIGIBLE FOR FUTURE SALE. As of July 31, 1998, the Company had 6,869,004 shares of Common Stock outstanding and had warrants and options outstanding to purchase an additional 3,103,438 shares of Common Stock, exercisable at prices ranging from $2.00 to $13.80 per share. The Company has periodically registered shares of its Common Stock for resale on the public market. Including the Shares registered hereby, the Company has registered 2,814,530 shares of its Common Stock for resale on the public market during 1997 and 1998. Such shares were issued primarily in connection with acquisitions. Other issuances included warrants to Foothill and shares to litigation counsel. The sale of such shares and the sale of additional shares of Common Stock which may become eligible for sale in the public market from time to time upon the exercise of warrants and options may be dilutive to existing holders of Common Stock and could have the effect of depressing the market price of the Company's Common Stock.

     DILUTION DUE TO CONVERSION OF PREFERRED STOCK. In June 1998, the Company issued 606,061 shares of its Series B Convertible Preferred Stock to certain of the Selling Shareholders. The shares of this Series have a stated value of $3.30 per share (the "Stated Value") and they may be converted into shares of Common Stock in certain circumstances. The number of shares of Common Stock to be delivered upon conversion of a share of this Series is the Stated Value, divided by the lesser of (x) 110% of the average best bid price of the Common Stock for the five consecutive trading days ending on the day preceding the conversion date, or (y) 94% of the average of the three lowest closing prices of the Common Stock during the 60 calendar day period ending on the day preceding the conversion date; provided, however, that such initial conversion price is subject to adjustment from time to time in certain instances. Notwithstanding the foregoing, if the Common Stock is not traded on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market on the conversion date, then the percentage specified in clause (y) above will be 84%. The Company has the right to redeem all or any part of the outstanding unconverted shares of this Series, upon payment in cash of the sum equal to 122.5% of the Stated Value for each outstanding unconverted share of this Series. The sale of the shares of Common Stock which may become eligible for sale in the public market from time to time upon conversion of shares of this Series may be dilutive to existing holders of Common Stock and could have the effect of depressing the market price of the Company's Common Stock.

     CONFLICTS OF INTEREST. The studios and tower site of WWTC(AM) and KYCR(AM) are located in St. Louis Park, Minnesota. The studio facility consists of approximately 12,000 square feet. The tower site includes four 200-foot towers, a transmitter building and a storage garage on approximately 16 acres. The tower site is leased from the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, Christopher T. Dahl, at a total annual rent of approximately $114,000, and the studio site is leased from a partnership consisting of Mr. Dahl and another director of the Company, Richard W. Perkins, at an annual rent of approximately $132,000.

     In January 1996, the Company entered into a five-year lease with 724 Associates, a partnership consisting of Messrs. Dahl, Perkins and Stephen L. Wallack, a shareholder of the Company, for 6,000 square feet of office space at 724 First Street North, Minneapolis, Minnesota. These facilities are leased at annual rental of $54,000 and house the Company's executive offices. The executive offices are adjacent to the offices of Community Airwaves Corporation ("CAC") and Radio Management, L.L.C. ("RMLLC"). CAC is owned and controlled by Messrs. Dahl, Perkins and Russell Cowles II, either directly or through trusts. RMLLC is owned by Messrs. Dahl and Perkins. Mr. Cowles, a former director-elect of the Company, is a beneficiary and trustee of the John Cowles Family Trust, a shareholder of the Company. Under the terms of each of the leases, the Company is obligated to pay its proportionate share of repairs and maintenance.

     From July 1993 through July 1998, the Company received administrative, legal and accounting services from Radio Management Corporation ("RMC"), an entity owned by Messrs. Dahl, Perkins and Cowles. Since July 1998, the Company has received such services from RMLLC. RMLLC is a company owned by the Chairman of the Board, President and Chief Executive Officer of the Company and another director. RMLLC provides corporate, legal, accounting and financial services to the Company, CAC and Harmony. The Company pays a set monthly fee of $75,000 for the services listed above. All outside services directly attributable to the Company are billed directly to the Company. The Company paid RMC an aggregate of $750,000 for such services during the fiscal year ended December 31, 1996 and an aggregate of $900,000 for such services during the fiscal year ended December 31, 1997. The salaries of two officers of the Company, Messrs. Riley and Gilbertson, are paid by RMLLC. Such arrangements present conflicts of interest in connection with the pricing of services provided.

     FCC REGULATION. Although the RBLs owned by the Company are already granted, the continuation of any RBL acquired by the Company depends upon its compliance with the laws, rules and regulations of the Federal Communications Commission ("FCC"). The FCC can revoke licenses for serious misconduct, subject to the right to an evidentiary hearing, or it may fail to renew a license or impose monetary fines for breach of its rules. Neither the Company nor CAC has ever been denied any FCC license or renewal, or had a fine imposed by the FCC. In recent years, a number of competing applications and formal and informal objections have been filed with respect to broadcast renewal applications. Even though the vast majority of all license renewal applications are granted, and under the Telecommunications Act of 1996 (the "1996 Act") competing applications in license renewal proceedings are no longer allowed, there can be no assurance that renewal of the Company's licenses will be granted. Furthermore, approvals are required for the transfer of ownership. Three directors and attributable shareholders of the Company have interests in AM and FM radio stations unrelated to the Company. Under current FCC regulations, these interests are attributed to the Company. The 1996 Act eliminated the limit upon the number of stations that can be under common ownership or control nationally. Local ownership was substantially relaxed according to market size.

     ANTI-TAKEOVER PROVISIONS. The Board of Directors, without any action by the Company's shareholders, has the authority to issue the remaining undesignated and unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. The Company is subject to certain provisions of the Minnesota Business Corporation Act which limit the voting rights of shares acquired in "control share acquisitions" and restrict certain "business combinations." Such provisions, as well as the ability to issue undesignated shares, could have the effect of deterring or delaying a takeover or other change in control of the Company, deny shareholders the receipt of a premium on their Common Stock and depress the market price of the Company's Common Stock.

     In February 1998, the Board of Directors declared a dividend of one common share purchase right (a "Right") for each share of the Company's Common Stock outstanding as of the close of business on February 27, 1998. Each Right will entitle the registered holder to purchase from the Company, after the Distribution Date (as defined in the Rights Agreement), common shares at an initial price of $18.00. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option and in its sole and absolute discretion, redeem the Rights as provided in the Rights Agreement.

     CONTROL BY MANAGEMENT. As of July 31, 1998, approximately 16.6% of the Company's outstanding Common Stock was beneficially owned by the Company's current officers and directors. Accordingly, such persons may be able to significantly influence the Company's business and affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company.

     NO ASSURANCE AS TO LIQUIDITY ON THE NASDAQ NATIONAL MARKET. The Common Stock is currently listed on the Nasdaq National Market. If the sales of the Company's radio stations are not consummated, the Company believes that its Common Stock will no longer be eligible for listing on the Nasdaq National Market. On June 19, 1998, the Company received a notice from Nasdaq that, based on the Company's net tangible assets as reported in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, its Common Stock will be delisted from the Nasdaq National Market. It is the Company's obligation to establish for Nasdaq that its net tangible assets can be brought into compliance with applicable listing requirements. The Company has submitted a plan of compliance to Nasdaq which was found not acceptable to the Nasdaq staff because compliance would not be achieved until September 1998 or October 1998. Nasdaq, therefore, has indicated that the Company's stock would be delisted. The Company believes, however, that it can establish that its tangible net worth is far in excess of the Nasdaq requirements and that this will be realized upon the sale of its radio stations. The Company expects that its net tangible assets will be approximately $34.3 million upon the sale of the radio stations. The Company has requested an oral hearing before Nasdaq concerning the proposed delisting of its Common Stock. Nasdaq has scheduled the hearing for August 13, 1998. The Company understands that delisting will not occur until after a decision is rendered from that hearing. If the shareholders fail to approve the sale of assets, the Company believes that Nasdaq will cause its Common Stock to be delisted. In the event that the Common Stock becomes delisted, the market price of the Common Stock may decline.

     ABSENCE OF DIVIDENDS. The Company has never declared or paid any cash dividends on its Common Stock and does not intend to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance its business. The declaration or payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. The declaration or payment by the Company of dividends is also subject to the Company's credit agreement with Foothill. Without Foothill's prior written consent, the Company cannot declare or pay any cash dividends.

                                 SELLING SHAREHOLDERS

     The following table sets forth, as of July 31, 1998, the name of each Selling Shareholder, certain beneficial ownership information with respect to the Selling Shareholders, and the number of Shares that may be sold from time to time by each pursuant to this Prospectus. There can be no assurance that the shares offered hereby will be sold.



                                                                                                                Percentage of
                                                                                                                 OUTSTANDING
                                                       SHARES                              SHARES                   SHARES
                                                    BENEFICIALLY                        BENEFICIALLY             BENEFICIALLY
                                                      OWNED (1)        SHARES            OWNED UPON               OWNED UPON
                                                      PRIOR TO         OFFERED          COMPLETION OF          COMPLETION OF THE
SELLING SHAREHOLDER                                   OFFERING          HEREBY           THE OFFERING              OFFERING
-------------------------------------------        --------------     --------------    --------------        -------------------
Talisman Capital Opportunity Fund Ltd.             771,500(2)(3)     771,500(2)(3)               0                    0

Dominion Capital Limited                           385,750(3)(4)     385,750(3)(4)               0                    0

Sovereign Partners LP                              385,750(3)(4)     385,750(3)(4)               0                    0

Pyramid Partners, L.P.                             101,038(5)         25,000(6)             76,038                  1.1

William M. Toles                                    75,000(6)         12,500(6)             62,500                    *



--------------------

*    Represents less than one percent.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person, as well as other securities over which the person has or shares voting or investment power or securities which the person has the right to acquire within 60 days of July 31, 1998.
(2)  Includes 50,000 shares purchasable upon exercise of warrants.
(3) The actual number of shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock and the exercise of warrants is subject to adjustment and could be materially more or less than such estimated amount depending on factors that cannot be predicted at this time, such as the future market price of the Common Stock.
(4)  Includes 25,000 shares purchasable upon the exercise of warrants.
(5)  Includes 87,500 shares purchasable upon the exercise of warrants.
(6)  Represents shares purchasable upon the exercise of warrants.

     In June 1998, the Company closed on the transaction contemplated by its Securities Purchase Agreement with Talisman Capital Opportunity Fund Ltd., Dominion Capital Limited and Sovereign Partners LP, dated June 25, 1998. Pursuant to such agreement, the Company issued an aggregate of 606,061 shares of its Series B Convertible Preferred Stock to certain of the Selling Shareholders. As required by the Registration Rights Agreement by and between the Company and certain of the Selling Shareholders, dated June 25, 1998, this Prospectus includes 200% of the number of shares of Common Stock into which shares of this Series may be converted based on the following formula. The number of shares of Common Stock issuable upon conversion to each Selling Shareholder has been estimated, for purposes of this Prospectus, by dividing the dollar amount of Series B Convertible Preferred Stock purchased by such Selling Shareholder by $2.772 per share (84% of $3.30 per share). In connection with such transaction, the Company also issued five-year warrants to Talisman Opportunity Fund Ltd., Dominion Capital Limited and Sovereign Partners LP for the purchase of 50,000, 25,000 and 25,000 shares, respectively, of the Company's Common Stock, at a per share exercise price of $3.7734375. This Prospectus includes the shares of Common Stock which may be obtained upon exercise of such warrants.

     In connection with the July 1997 acquisition by the Company of shares of common stock of Harmony, the Company borrowed an aggregate of $1.25 million from three parties: Rodney P. Burwell, a former director of the Company, Pyramid Partners, L.P., an entity of which Perkins Capital Management, Inc. ("PCM") is the managing partner, and William M. Toles, a shareholder of the Company. Mr. Perkins, a director of the Company, is President and Chief Executive Officer of PCM. Messrs. Perkins and Toles are members of the Board of Directors of Harmony. Their loans are evidenced by notes bearing interest at 10% per year, initially payable on July 25, 1998, and recently amended to be payable on October 25, 1998. Five-year warrants to purchase an aggregate of 125,000 shares of Common Stock at $4.00 per share were issued to those lenders in July 1997. On June 11, 1998, in connection with the recent amendment to such notes, (i) the interest rate on the note issued to Mr. Burwell was increased to 20% per year effective July 25, 1998, (ii) an additional five-year warrant to purchase 25,000 shares of Common Stock at $3.0625 per share was issued to Pyramid Partners, L.P. and (iii) an additional five-year warrant to purchase 12,500 shares of Common Stock at $3.0625 per share was issued to Mr. Toles.
This prospectus includes the shares of Common Stock which may be obtained upon exercise of such recently issued warrants.

     The Company has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution." The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the resale of the Shares from time to time in over-the-counter market transactions or in negotiated transactions. This Prospectus forms a part of such Registration Statement.

                                   USE OF PROCEEDS

     The Shares offered hereby will be sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders."

                                 PLAN OF DISTRIBUTION

     The Shares offered hereby may be offered by the Selling Shareholders from time to time. The Company will receive no proceeds from the sale of the Shares. Sales may be effected by the Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions, or in a combination of such methods of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The Selling Shareholders and any persons who participate in the sale of the Shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons and any profits received on resale of the Shares, may be deemed to be underwriting compensation under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

     The Company has agreed to indemnify the Selling Shareholders and their control persons with respect to certain liabilities in connection with the sale of the Shares pursuant to this Prospectus, including liabilities under the Securities Act and the Exchange Act. In addition, the Selling Shareholders have agreed to indemnify the Company, its directors, officers, agents and control persons against certain liabilities incurred as a result of information provided by the Selling Shareholders for use in this Prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    LEGAL MATTERS

     The validity of the Shares offered hereby and certain legal matters pertaining to the Company, including matters incorporated herein by reference relating to the regulation of the Company by the FCC and related matters, were passed upon on behalf of the Company by Lance W. Riley, Esq., Secretary and General Counsel to the Company.

                                       EXPERTS

     The consolidated financial statements as of December 31, 1996 and December 31, 1997 of Children's Broadcasting Corporation, incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their reports thereon (which contain an explanatory paragraph with respect to substantial doubt about the Company's ability to continue as a going concern and management's plans described in Note 2 to the consolidated financial statements). Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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--------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.







                                ---------------------

                                  TABLE OF CONTENTS

                                ---------------------



                                                                            Page
                                                                            ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14



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                                   1,580,500 SHARES






                               CHILDREN'S BROADCASTING
                                     CORPORATION


                                     COMMON STOCK









                                 --------------------

                                      PROSPECTUS
                                 --------------------











                                    August 12, 1998


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